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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                          COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                  382410 10 8
                                 (CUSIP Number)

                               Walter G. Goodrich
                                5847 San Felipe
                                   Suite 700
                              Houston, Texas 77057
                                 (713) 780-9494

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 15, 1995

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

   Check the following box if a fee is being paid with this statement:  /x/.

CUSIP No. 382410 10 8

1.       Name of Reporting Persons and IRS or SS Identification Number:
         (a)   Walter G. Goodrich
2.       Check the Appropriate Box if a Member of a Group:
         (a)   N/A
         (b)   N/A
3.       SEC Use Only
4.       Citizenship or Place of Organization:
         (a)   United States
Number of Shares Beneficially Owned by Each Reporting Person With:
5.       Sole Voting Power
         8,207,906*
6.       Shared Voting Power
         0
7.       Sole Dispositive Power
         8,207,906*
8.       Shared Dispositive Power
         0
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         8,207,906*
10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares
         No
11.      Percent of Class Represented by Amount in Row 9
         19.63%
12.      Type of Reporting Person
         IN



* Includes 4,402,152 shares held by HGF Partnership, a Louisiana general partnership owned by Henry Goodrich and, indirectly, Walter G. Goodrich. Henry Goodrich exercises sole voting and investment power with respect to the shares held by HGF Partnership. Also includes 2,201,076 of the shares owned by Goodrich Energy, Inc. Walter G. Goodrich is the sole stockholder of Goodrich Energy, Inc. Also includes 13,320 shares of Common Stock issuable upon the conversion of 4,000 shares of Goodrich Petroleum Corporation Preferred Stock.


CUSIP No. 382410 10 8

1.   Name of Reporting Persons and IRS or SS Identification Number:

                              Page 2 of 6 Pages

     (a)   Goodrich Energy, Inc.
2.   Check the Appropriate Box if a Member of a Group:
     (a)   N/A
     (b)   N/A
3.   SEC Use Only
4.   Citizenship or Place of Organization:
     (a)   United States - Louisiana
     Number of Shares Beneficially Owned by Each Reporting Person With:
5.   Sole Voting Power
     2,201,076
6.   Shared Voting Power
     0
7.   Sole Dispositive Power
     2,201,076
8.   Shared Dispositive Power
     0
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,201,076
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     No
11.  Percent of Class Represented by Amount in Row 9
     5.27%
12.  Type of Reporting Person
     CO


Item 1(a)   Name of Issuer:
            Goodrich Petroleum Corporation
Item 1(b)   Address of Issuer's principal executive offices:
            5847 San Felipe, Suite 700
            Houston, TX 77057
Item 2(a)   Name of person filing:
            1. Walter G. Goodrich



                              Page 3 of 6 Pages
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            2. Goodrich Energy, Inc.
Item 2(b)   Address of principal business office or, if none, residence:
            1. 5847 San Felipe
               Suite 700
               Houston, Texas 77057
            2. 333 Texas St.
               Suite 1350
               Shreveport, Louisiana 71101
Item 2(c)   Citizenship:
            1. United States
            2. Incorporated in Louisiana
Item 2(d)   Title of class of securities: Common Stock, $.20 par value
Item 2(e)   CUSIP Number:   382410 10 8
Item 3           Not Applicable
Item 4           Ownership:
            (a)  Amount beneficially owned:
                 8,207,906*
            (b)  Percent of class:
                 19.63%
            (c)  Number of shares as to which such person has:
                 (i)    sole power to vote or to direct the vote -
                        8,207,906*
                (ii)    shared power to vote or to direct the vote -
                        0
               (iii) sole power to dispose or to direct the disposition of - 8,207,906*
                (iv)    shared power to dispose or to direct the disposition
                        of -
                        0
Items 5-10   Not Applicable

* Includes 4,402,152 shares held by HGF Partnership, a Louisiana general partnership owned by Henry Goodrich and, indirectly, Walter G. Goodrich. Henry Goodrich exercises sole voting and investment power with respect to the shares held by HGF Partnership. Also includes 2,201,076 of the shares owned by Goodrich Energy, Inc. Walter G. Goodrich is the sole stockholder of Goodrich Energy, Inc. Also includes 13,320 shares of Common Stock issuable upon the conversion of 4,000 shares of Goodrich Petroleum Corporation Preferred Stock.


                              Page 4 of 6 Pages
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                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:           February 9, 1996


/s/ Walter G. Goodrich
---------------------------------
Walter G. Goodrich


Goodrich Energy, Inc.


By:  /s/ Walter G. Goodrich
---------------------------------
Name:    Walter G. Goodrich
Title:   President


                              Page 5 of 6 Pages